Exhibit 99.1

Form 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Class A participating shares (the “Class A Shares”) and Class B non-voting participating shares (the “Class B Shares”, and together with the Class A Shares, the “Shares”) of Shaw Communications Inc. (“Shaw”):

Shaw Communications Inc.Suite 900, 630 – 3rd Avenue S.W.Calgary, Alberta, CanadaT2P 4L4

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Rogers Communications Inc. (“RCI”)10th Floor, 333 Bloor Street E.Toronto, Ontario, CanadaM4W 1G9

RCI is organized under the Business Corporations Act (British Columbia). RCI is a leading diversified Canadian technology and media company.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On March 13, 2021, RCI entered into an arrangement agreement with Shaw (the “Arrangement Agreement”) pursuant to which RCI will acquire all of the issued and outstanding Shares pursuant to a plan of arrangement under the Business Corporations Act (Alberta), subject to the satisfaction of the conditions contained in the Arrangement Agreement (the “Transaction”).

Under the terms of the Transaction, holders of Shares (the “Shareholders”) will receive $40.50 for each Share. The purchase price will be payable to all Shareholders in cash, except for the Shaw Family Living Trust (“SFLT”) and certain members of the Shaw family who will receive 60% of the purchase price in the form of Class B non-voting shares in the capital of RCI (the “RCI Shares”) (based on the volume-weighted average trading price for the 10 trading days ending March 12, 2021) and the balance in cash. Outstanding options and other equity incentive awards of Shaw will be settled in accordance with the terms of the Transaction. Following completion of the Transaction, RCI will own 100% of the issued and outstanding Shares.

2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1

State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

As at the date of this report, RCI does not own any Shares. Following completion of the Transaction, RCI will beneficially own 100% of the issued and outstanding Shares.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See Item 2.2 and 3.1 above.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4

State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 3.1 above.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control.

See Item 3.1 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6

If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7

If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8

If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The purchase price under the Transaction is $40.50 for each Share, payable in cash (except as otherwise described in Item 2.2 above), representing a total purchase price of approximately $20.2 billion as of the date hereof.

4.2

In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 2.2 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

Pursuant to the Transaction, RCI intends to acquire 100% of the Shares such that, upon completion of the Transaction, Shaw will be a wholly-owned subsidiary of RCI.

Following completion of the Transaction, the Shares will be de-listed from the Toronto Stock Exchange, the TSX Venture Exchange and the New York Stock Exchange, as applicable. Subject to applicable securities laws, following completion of the Transaction, RCI may take available action to cause Shaw to cease to be a reporting issuer.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

See Item 2.2 above.

Concurrently with the execution of the Arrangement Agreement, RCI entered into a voting support agreement (the “VSA”) with SFLT. Pursuant to the terms of the VSA, SFLT irrevocably agreed to vote all of the Shares that it owns or controls (being 17,662,400 Class A Shares and 33,057,068 Class B Shares, representing 79% of the outstanding Class A Shares and 6.94% of the Class B Shares as of the date hereof) in favour of the Transaction and against any competing transaction (the “Subject Securities”). SFLT has irrevocably agreed that 60% of the purchase price payable for the Subject Securities will be paid in the form of RCI Shares (based on the volume-weighted average trading price for RCI Shares for the 10 trading days ending March 12, 2021) and the balance in cash. The VSA includes certain transfer restrictions prohibiting SFLT and its affiliates from directly or indirectly selling or otherwise disposing of the Subject Securities until the completion of the Transaction or the termination of the VSA (subject to customary permitted transfer exceptions). Also in connection with the execution of the Arrangement Agreement, RCI entered into voting and support agreements with the directors and certain executives of Shaw, pursuant to which they have agreed to vote their respective Shares in favour of the Transaction.

RCI has obtained lending commitments to provide the funding for the portion of the purchase price payable in cash.

The description of the terms of the Arrangement Agreement and the VSA contained herein is a summary only and is qualified in its entirety by the terms of the Arrangement Agreement and the VSA, which will be filed by Shaw under Shaw’s profile at www.sedar.com.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: March 16, 2021

ROGERS COMMUNICATIONS INC.

Per:	“Graeme McPhail”
Name: Graeme McPhail
Title: Chief Legal and Regulatory Officer and Secretary